

July 11, 2011

<u>Via E-mail</u>
Mr. Jay S. Fishman
Chairman and Chief Executive Officer
The Travelers Companies, Inc.
485 Lexington Avenue
New York, New York 10017

      Re: The Travelers Companies, Inc.
                Form 10-K for Fiscal Year Ended December 31, 2010
                Filed February 17, 2011
                File No. 001-10898

Dear Mr. Fishman:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Melissa N. Rocha

                        Melissa N. Rocha
                        Accounting Branch Chief